82-3116

GREAT QUEST
METALS LTD.

03037830

03 DEC -2 AM 7:21

SUPPL

November 24, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 24, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

dlw 12/4

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 24, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Start of Drill Program and Closing of Financing

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is very pleased to announce that the Company's 2,000 metre diamond drill program on the Bourdala concessions will commence this week. A total of twelve (12) holes will be drilled into 5 separate targets. Results will be released as they become available.

The private placement for $400,000, announced on September 18, 2003, has been closed. The financing was completed at $0.50 per unit for a total of 800,000 units. Each unit consists of one share and one half a share purchase warrant. Each full warrant entitles the holder to purchase one share of the issuer's stock at $0.62 until November 14, 2004. There is a four (4) month hold period on the shares, which expires on March 15, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President

N E W S R E L E A S E